B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2017
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 7, 2017 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2017 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2016. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Namibia, one in the Philippines, two in Nicaragua and a fifth mine in Mali which entered into the commissioning and testing phase in September 2017 and announced its first gold pour on October 7, 2017). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Fekola Mine in Mali, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company presently has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the third quarter of 2017 was $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce compared to $193.0 million on sales of 145,029 ounces at an average price of $1,331 per ounce in the third quarter of 2016. The 20% (or $38.9 million) decrease in revenue was mainly attributable to a 16% decrease in gold sales volume, due to lower production and the timing of gold shipments, and a 5% decrease in the average realized gold price.
Consolidated gold production in the third quarter of 2017 was 135,628 ounces, including 6,340 ounces of pre-commercial production from the newly-constructed Fekola Mine in Mali (attributable to the increase in its gold in-circuit inventory in September), exceeding budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces) but 8% (or 11,058 ounces) less than the third quarter of 2016. The better than budgeted and reforecast consolidated gold production reflects the continued very strong operational performances of both the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia as well as the successful earlier than anticipated start-up of the Fekola Mine in September (refer to “Review of Mining Operations and Development Projects" section below).
On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end November 2017, one month ahead of schedule. The Fekola mill started processing ore on September 24, 2017 and treated 57,695 tonnes of ore at a grade of 3.54 g/t over the remainder of the month of September with a gold recovery of 96.6% producing 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). The first pour at the Fekola Mine was achieved on October 7, 2017. In October 2017 (the first full month of ramp up and pre-commercial production), the mill treated 324,525 tonnes of ore (budgeted - 225,804 tonnes) at a grade of 3.4 g/t (budgeted - 2.33 g/t) with a gold recovery of 95.4% (budgeted - 90.0%) producing a total of 33,946 ounces of gold (surpassing budget of 15,100 ounces). Mill availability was 75% (budgeted - 50%) and the mill was operating at design throughput (of 607 tonnes per hour) during the latter half of the month. For 2017, the Company is projecting gold production from Fekola to exceed its reforecast guidance range of between 50,000 and 55,000 ounces at an expected cash operating cost of $580 to $620 per ounce. 2018 is scheduled to be the first full year of gold production, yielding 400,000 to 410,000 ounces for the year at a cash operating cost of approximately $354 per ounce of gold and all-in sustaining cost of $609 per ounce of gold.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

In the third quarter of 2017, consolidated cash operating costs1 were $563 per ounce, $28 per ounce or 5% less than budget but $72 per ounce or 15% more than the third quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the third quarter of 2017 were higher than the third quarter of 2016 mainly due to higher production costs and lower production volumes in 2017. Production was lower in the third quarter of 2017 compared to 2016, due to lower production from La Libertad resulting from temporary permitting delays in bringing new mining areas into production (the San Juan permit was received in September 2017 and receipt of the San Diego permit is now anticipated in early December 2017). Higher production costs in 2017 included higher fuel unit costs and a 6% stronger Namibian dollar/US dollar foreign exchange rate in the prior year quarter.
Consolidated gold revenue for the first nine months of 2017 was $464.7 million on sales of 373,271 ounces at an average price of $1,245 per ounce compared to $502.1 million on sales of 396,757 ounces at an average price of $1,266 per ounce in the first nine months of 2016.
Consolidated gold production in the first nine months of 2017 was 389,812 ounces (YTD 2016 - 409,772 ounces), 3% (or 11,820 ounces) better than budget and 5% (or 17,372 ounces) better than reforecast production. During the first nine months of 2017, the Otjikoto Mine produced a year-to-date record 139,088 ounces of gold. The better than budgeted and reforecast consolidated gold production reflects the continued very strong operational performances of both the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia as well as the successful early start-up of the Fekola Mine in September (refer to “Review of Mining Operations and Development Projects" section below). The Company is on track to meet the upper end of its revised annual consolidated production guidance range of between 530,000 and 570,000 ounces of gold (original guidance was 545,000 to 595,000 ounces) and to be at the lower end of its guidance ranges for cash operating costs ($610 to $650 per ounce) and all-in sustaining costs of ($940 and $970 per ounce).
For the nine months ended September 30, 2017, consolidated cash operating costs were $585 per ounce, $62 per ounce or 10% less than budget but $90 per ounce or 18% more than the comparable period in 2016. The variance from budget and prior year are driven by the same factors as those for the third quarter of 2017 described above.
All-in sustaining costs2 for the three months ended September 30, 2017 were $921 per ounce compared to budget of $855 per ounce and $702 per ounce for the prior year quarter. The increase compared to budget and prior year quarter was a result of higher than budgeted capital expenditures at the Otjikoto Mine due to the timing of the purchase of mobile equipment during the third quarter which was originally planned for earlier in 2017. These were partially offset by the reduction in cash operating costs per ounce discussed above. All-in sustaining costs for six months ended June 30, 2017 were $929 per ounce compared to a budget of $1,155 per ounce. All-in sustaining costs for the nine months ended September 30, 2017 were $927 per ounce compared to a budget of $1,049 per ounce and $765 per ounce for the same period in 2016. The reductions compared to budget were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted cumulative capital expenditures at the Masbate Mine due to the timing of mobile equipment purchases.
For the third quarter of 2017, the Company generated net income of $12.4 million ($0.01 per share) compared to a net income of $35.7 million ($0.04 per share) in the third quarter of 2016. The Company had adjusted net income3 of $13.9 million ($0.01 per share) for the third quarter of 2017 compared to adjusted net income of $48.6 million ($0.05 per share) in the third quarter of 2016. For the nine months ended September 30, 2017, the Company generated net income of $27.1 million ($0.03 per share) compared to a net income of $30.5 million ($0.04 per share) in the comparable period in 2016. Adjusted net income for the nine months ended September 30, 2017 was $46.1 million ($0.05 per share) compared to $96.5 million ($0.10 per share) for the nine months ended September 30, 2016.
On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s revolving credit facility (“existing RCF”) Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF increased from $350 million to $425 million. On July 7, 2017, the Company entered into an amended and restated credit agreement with its syndicate of international banks ("amended RCF") of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date. The term of the upsized revolving credit facility is four years, maturing on July 7, 2021. The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018.
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2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

With the announcement of the recently upsized RCF to $500 million and combined with the Company's projected cash flow from operations in 2018, the Company has given itself increased financial flexibility. Proceeds from the new upsized RCF will be used for general corporate purposes and may be used to prepay or repay the Company's existing convertible notes and for financing acquisitions.
As at September 30, 2017, the Company remained in a solid financial position with working capital of $35.2 million including unrestricted cash and cash equivalents of $89.7 million. In addition, the Company had drawn $325 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility at September 30, 2017 of $175 million. At September 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility.
For full-year 2017, B2Gold is projecting another year of solid growth with forecast production for the year expected to be at the upper end of the Company's revised guidance range of 530,000 to 570,000 ounces and to be at the lower end of its guidance ranges for cash operating costs ($610 to $650 per ounce) and all-in sustaining costs of ($940 and $970 per ounce). The Company expects continued strong performances from Masbate and Otjikoto, combined with Fekola’s early October 1, 2017 pre-commercial production start to offset any lower production from La Libertad and El Limon.
Looking forward to 2018, with the planned first full-year of production from the Fekola Mine (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and to be between 925,000 and 975,000 ounces. This would represent an increase in annual gold production of over 70% for B2Gold in 2018. The Fekola Mine is projected to be a large low-cost producer that will result in a significant reduction in the Company’s forecast cash operating costs per ounce and all-in sustaining cost per ounce. The Company’s forecast consolidated cash operating costs per ounce and all-in sustaining cost per ounce are expected to decrease in 2018 (compared to 2017) and be approximately $525 per ounce and $800 per ounce, respectively.

These increased production levels and low costs are expected to dramatically increase B2Gold’s production revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,275 per ounce). On average, over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (defined as cash flow from operations less capital expenditures).

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Year-to-date Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	154,109	193,049	464,687	502,104

Net income ($ in thousands)	12,393	35,678	27,100	30,523

Earnings per share – basic(1) ($/share)	0.01	0.04	0.03	0.04

Earnings per share – diluted(1) ($/share)	0.00	0.04	0.03	0.03

Cash flows from operating activities(2) ($ in thousands)	41,772	90,316	129,394	329,473

Gold sold (ounces)	121,597	145,029	373,271	396,757

Average realized gold price ($/ounce)	1,267	1,331	1,245	1,266

Gold produced, excluding Fekola pre-commercial production results (ounces)	129,288	146,686	383,472	409,772

Gold produced, including Fekola pre-commercial production results (ounces)	135,628	146,686	389,812	409,772

Cash operating costs(3) ($/ounce gold)	563	491	585	495

Total cash costs(3) ($/ounce gold)	614	544	632	542

All-in sustaining costs(3) ($/ounce gold)	921	702	927	765

Adjusted net income(3) ($ in thousands)	13,887	48,617	46,095	96,466

Adjusted earnings per share(3) – basic ($)	0.01	0.05	0.05	0.10
(1) Attributable to the shareholders of the Company.
(2) Cash flows provided by operating activities for the three and nine months ended September 30, 2017 included proceeds from Prepaid Sales transactions and delivery into Prepaid Sales transactions while the nine months ended September 30, 2016 included $120 million in proceeds from Prepaid Sales transactions.
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2017 and 2016
Revenue
Consolidated gold revenue in the third quarter of 2017 was $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce compared to $193.0 million on sales of 145,029 ounces at an average price of $1,331 per ounce in the third quarter of 2016. The 20% (or $38.9 million) decrease in revenue was mainly attributable to a 16% decrease in gold sales volume, due to the timing of gold shipments and lower production, and a 5% decrease in the average realized gold price. The decrease in sales volumes reflects a 12% decrease in gold production (excluding in-circuit Fekola pre-commercial production ounces). In addition, the timing of gold shipments at several sites impacted the available gold for sale in the third quarter of 2017. These ounces will be sold in the fourth quarter of 2017.

Consolidated gold revenue in the three months ended September 30, 2017 included $15 million related to the delivery of gold into the Company’s Prepaid Sales contracts associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the three months ended September 30, 2017, 12,908 ounces were delivered under these contracts.

In the third quarter of 2017, the Otjikoto Mine accounted for $64.5 million (Q3 2016 - $60.1 million) of gold revenue from the sale of 50,329 ounces (Q3 2016 - 45,529 ounces). The Masbate Mine accounted for $56.5 million (Q3 2016 - $75.7 million) of gold revenue from the sale of 44,100 ounces (Q3 2016 - 56,500 ounces), the Libertad Mine accounted for $21.7 million (Q3 2016 - $41.9 million) of gold revenue from the sale of 17,142 ounces (Q3 2016 - 31,400 ounces) while $13.0 million (Q3 2016 - $15.5 million) was contributed by the Limon Mine from the sale of 10,026 ounces (Q3 2016 - 11,600 ounces).

Production and operating costs
Consolidated gold production in the third quarter of 2017 was 135,628 ounces, including 6,340 ounces of pre-commercial production from the newly-constructed Fekola Mine in Mali (attributable to the increase in its gold in-circuit inventory in September), exceeding budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces) but 8% (or 11,058 ounces) less than the third quarter of 2016. The better than budgeted and reforecast consolidated gold production reflects the continued very strong operational performances of both the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia as well as the successful earlier than anticipated start-up of the Fekola Mine in September (refer to “Review of Mining Operations and Development Projects" section below). In the third quarter of 2017, the Otjikoto Mine achieved a record quarterly production of 55,151 ounces. On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end November 2017, one month ahead of schedule. The Fekola mill started processing ore on September 24, 2017 and treated 57,695 tonnes of ore at a grade of 3.54 g/t over the remainder of the month of September with a gold recovery of 96.6% producing 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). The first pour at the Fekola Mine was achieved on October 7, 2017. In October 2017 (the first full month of ramp up and pre-commercial production), the mill treated 324,525 tonnes of ore (budgeted - 225,804 tonnes) at a grade of 3.4 g/t (budgeted - 2.33 g/t) with a gold recovery of 95.4% (budgeted - 90.0%) producing a total of 33,946 ounces of gold (surpassing budget of 15,100 ounces). Mill availability was 75% (budgeted - 50%) and the mill was operating at design throughput (of 607 tonnes per hour) during the latter half of the month.
In the third quarter of 2017, consolidated cash operating costs (refer to "Non-IFRS Measures") were $563 per ounce, $28 per ounce or 5% less than budget but $72 per ounce or 15% more than the third quarter of 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the third quarter of 2017 were higher than the third quarter of 2016 mainly due to higher production costs and lower production volumes in 2017. Production was lower in the third quarter of 2017 compared to 2016, due to lower production from La Libertad resulting from temporary permitting delays in bringing new mining areas into production (the San Juan permit was received in September 2017 and the San Diego permit is now anticipated in early December 2017). Higher production costs in 2017 included higher fuel unit costs and a 6% stronger Namibian dollar/US dollar foreign exchange rate than in the prior year quarter.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2017 were $921 per ounce compared to budget of $855 per ounce and $702 per ounce for the same period of 2016. The increase compared to budget and prior year quarter was a result of higher than budgeted capital expenditures at the Otjikoto and Masbate mines due to the timing of the purchase of mobile equipment during the third quarter which was originally planned for earlier in 2017. These were partially offset by the reduction in cash operating costs per ounce discussed above.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $37.6 million in the third quarter of 2017 compared to $44.2 million in the third quarter of 2016. The decrease in depreciation expense was mainly due to a 16% decrease in the gold ounces sold partially offset by a 1% increase in the depreciation charge per ounce of gold sale.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia and the Company’s other offshore subsidiaries. G&A for the third quarter of 2017 of $8.5 million was consistent with the third quarter of 2016 of $8.1 million.
Share-based payment expense for the third quarter of 2017 was $3.9 million compared to $4.0 million in the same period of 2016.
During the three months ended September 30, 2017, capitalized exploration costs totalling $2.0 million were written off relating to exploration properties in Namibia and Mali that are no longer being pursued. For the three months ended September 30, 2016, capitalized exploration costs totalling $9.7 million were written off relating to the Company's interests in Calibre Mining Corp. in Nicaragua and the Quebradona Project in Colombia.

The Company’s results for the third quarter of 2017 included a non-cash mark-to-market gain of $8.0 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $9.3 million in the third quarter of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2017, the convertible notes were trading at 103.7% of par value compared with 106.3% at June 30, 2017. The decrease in the note value is driven by the change in the underlying stock price which decreased to C$3.44 at September 30, 2017 from C$3.65 at June 30, 2017.
The Company incurred $2.1 million (net of capitalized interest) in interest and financing expense during the third quarter of 2017 consistent with $2.3 million in the third quarter of 2016. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended September 30, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $6.3 million (Q3 2016 - $3.1 million).
For the three months ended September 30, 2017, the Company recorded $2.5 million of unrealized gains on derivative instruments (Q3 2016 - unrealized gains of $12.5 million). The net unrealized gain of $2.5 million was comprised of an unrealized loss of $1.5 million on gold derivative instruments and an unrealized gain of $3.9 million on the Company’s forward fuel price contracts. For the three months ended September 30, 2017, the Company recorded $1.3 million of realized losses on derivative instruments (Q3 2016 - $3.3 million).
The Company recorded a net current income tax expense of $7.0 million in the third quarter of 2017 compared to $6.7 million in the third quarter of 2016. In the third quarter of 2017, the current income tax expense consisted mainly of corporate income tax expense in the Philippines and Nicaragua. The increase in the current income tax expense is a result of the income tax holiday which expired in the Philippines on June 30, 2017.
For the third quarter of 2017, the Company recorded net income of $12.4 million ($0.01 per share) compared to net income of $35.7 million ($0.04 per share) in the third quarter of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $13.9 million ($0.01 per share) in the third quarter of 2017 compared to $48.6 million ($0.05 per share) in the third quarter of 2016. Adjusted net income in the third quarter of 2017 primarily excluded share-based payments of $3.9 million, non-cash mark-to-market gains of $8.0 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $2.5 million and a deferred income tax expense of $5.9 million.
Cash flow provided by operating activities was $41.8 million in the third quarter of 2017 compared to $90.3 million in the third quarter of 2016, a decrease of $48.5 million. This decrease is mainly due a decrease in revenues of $38.9 million, an increase of $2.8 million in production costs and $4.4 million less cash received from long-term value added tax receivables. Also, during the third quarter of 2017, the Company delivered 12,908 ounces into Prepaid Sales contracts for which no proceeds were received in cash in the current period. The original proceeds of $15 million for the Prepaid Sales were received in March 2016 upon entering into the contracts. The third quarter of 2017 was positively impacted by non-cash working capital changes of $2.5 million compared with negative $6.9 million in the third quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.3 million increase in taxes payable primarily relating to the Philippines where the existing five year income tax holiday ended June 30, 2017, a $2.4 million increase in accounts payable and accrued liabilities, partially offset by a $2.7 million increase in inventories and a $1.3 million increase in accounts receivable and prepaids. In 2018, cash flows from operations are forecast to increase significantly (relative to 2017) with the first full year of production from the Company’s flagship Fekola Mine in Mali.
As at September 30, 2017, the Company remained in a strong financial position with working capital of $35.2 million including unrestricted cash and cash equivalents of $89.7 million. In addition, the Company had drawn $325 million under the $500 million amended RCF, leaving an undrawn and available balance at September 30, 2017 of $175 million. At September 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility.
Year-to-date results
Revenue
Consolidated gold revenue for the first nine months of 2017 was $464.7 million on sales of 373,271 ounces at an average price of $1,245 per ounce compared to $502.1 million on sales of 396,757 ounces at an average price of $1,266 per ounce in the first nine months of 2016.

Consolidated gold revenue in the nine months ended September 30, 2017 included $45 million related to the delivery of gold into the Company’s Prepaid Sales contracts associated with the Company’s Prepaid Sales transactions entered into in March 2016. During the nine months ended September 30, 2017, 38,724 ounces were delivered under these contracts.

For the nine months ended September 30, 2017, the Otjikoto Mine accounted for $167.2 million (2016 - $146.5 million) of gold revenue from the sale of 132,887 ounces (2016 - 116,657 ounces), the Masbate Mine accounted for $184.4 million (2016 - $199.5 million) of gold revenue from the sale of 147,200 ounces (2016 - 157,100 ounces), the Libertad Mine accounted for $85.0 million

(2016 - $115.1 million) of gold revenue from the sale of 68,070 ounces (2016 - 90,600 ounces) while $31.8 million (2016 - $41.0 million) was contributed by the Limon Mine from the sale of 25,114 ounces (2016 - 32,400 ounces).

Production and operating costs
Consolidated gold production in the first nine months of 2017 was 389,812 ounces (2016 - 409,772 ounces), 3% (or 11,820 ounces) better than budget and 5% (or 17,372 ounces) better than reforecast production. For the nine months ended September 30, 2017, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $585 per ounce, $62 per ounce or 10% less than budget but $90 per ounce or 18% more than the comparable period in 2016. The favourable variance against budget reflects higher than budgeted gold production at the Masbate and Otjikoto mines coupled with slightly lower production costs at the Masbate and Otjikoto mines. These favourable variances were partially offset by the lower production from La Libertad and El Limon mines. Consolidated cash operating costs per ounce in the first nine months of 2017 were higher than the comparable prior year period mainly due to higher production costs and lower production volumes in 2017. Production was lower in the first nine months of 2017 compared to 2016, due to lower production from La Libertad resulting from a resequencing of mining operations coupled with temporary permitting delays in bringing new mining areas into production (the San Juan permit was received in September 2017 and the San Diego permit is now anticipated in early December 2017). Higher production costs in 2017 included higher fuel unit costs and a stronger Namibian dollar/US dollar foreign exchange rate in the prior year quarter.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2017 were $927 per ounce compared to a budget of $1,049 per ounce and $765 per ounce for the prior year comparable period. The reductions compared to budget were driven by the same factors impacting the reduction in cash operating costs per ounce as well as lower than budgeted capital expenditures at the Masbate Mine due to the timing of mobile equipment purchases.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $118.9 million for the nine months ended September 30, 2017 compared to $117.5 million in the same period in 2016. The slight increase in depreciation expense was mainly due to an 8% increase in depreciation charge per ounce of gold sold partially offset by a 6% decrease in the gold ounces sold.
Other
For the nine months ended September 30, 2017, G&A increased slightly by $1.4 million to $25.2 million compared to $23.8 million in the comparable prior year period.
Share-based payment expense for the first nine months of 2017 was $13.3 million compared to $11.4 million in the comparable period of 2016. The $1.9 million increase was a result of timing of option grants (23.0 million options granted in the first nine months of 2017 compared to 14.0 million options granted in the comparable period of 2016).
On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. As a result, in the second quarter of 2017, the Company recorded a $6.6 million pre-tax gain on disposal of the NSR, net of related transaction costs of $0.1 million. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

During the nine months ended September 30, 2017, capitalized exploration costs totalling $3.5 million were written off relating to exploration properties in Namibia and Mali that are no longer being pursued while in the same period in 2016, $13.6 million was written off relating to the Company's interests in Calibre Mining Corp. in Nicaragua, the Quebradona Project in Colombia and exploration properties in Chile that were no longer being pursued.

The Company’s results for the nine months ended September 30, 2017 included a non-cash mark-to-market loss of $3.9 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $52.7 million in the same period of 2016. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2017, the convertible notes were trading at 103.7% of par value compared with 100.8% at December 31, 2016. The increase in the note value is driven by the change in the underlying stock price which increased to C$3.44 at September 30, 2017 from C$3.19 at December 31, 2016.
The Company reported $7.4 million (net of capitalized interest) in interest and financing expense during the nine months ended September 30, 2017 consistent with $8.2 million recorded during the same period in 2016. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations. During the nine months ended September 30, 2017, the Company capitalized interest costs on its borrowings attributable to qualifying funds spent on the Fekola Project in the amount of $15.9 million (2016 - $7.0 million).

For the nine months ended September 30, 2017, the Company recorded $0.0 million of unrealized loss on derivative instruments (2016 - unrealized gain of $2.4 million). For the nine months ended September 30, 2017, the Company recorded $2.7 million of realized losses on derivative instruments (2016 - $12.5 million).
The Company recorded a net current income tax expense of $14.2 million in the first nine months of 2017 compared to $15.0 million in the same period of 2016. In the first nine months of 2017, the current income tax expense consisted mainly of $10.5 million of corporate and alternative minimum income tax in the Philippines and Nicaragua and $3.8 million of withholding taxes related to the Company’s international activities.
For nine months ended September 30, 2017, the Company recorded net income of $27.1 million ($0.03 per share) compared to net income of $30.5 million ($0.04 per share) for the same period of 2016. Adjusted net income (refer to “Non-IFRS Measures”) was $46.1 million ($0.05 per share) for the first nine months of 2017 compared to $96.5 million ($0.10 per share) for the same period of 2016. Adjusted net income in the first nine months of 2017 primarily excluded share-based payments of $13.3 million, gain on sale of Lynn Lake royalty of $6.6 million, non-cash mark-to-market losses of $3.9 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, write-down of mineral property interests and long-term investments totalling $5.1 million and a deferred income tax expense of $3.3 million.
Cash flow provided by operating activities was $129.4 million for the nine months ended September 30, 2017 compared to $329.5 million for the nine months ended September 30, 2016, a decrease of $200.1 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016, a decrease in revenues of $37.4 million, an increase in production costs of $22.9 million and the negative impact of working capital changes of negative $22.8 million compared with negative $10.6 million for the nine months ended September 30, 2016. The main changes in non-cash working capital in the nine months ended September 30, 2017 related to a $10.7 million increase in inventory balances mainly related to stockpile and gold bullion at the Otjikoto Mine, an increase totalling $7.3 million in accounts receivable and prepaids and short-term value-added and other tax receivables, and a $4.6 million decrease in income and other taxes payable. In 2018, cash flows from operations are forecast to increase significantly with the first full year of production from the Company’s flagship Fekola Mine in Mali.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	64,522	60,057	167,169	146,476

Gold sold (ounces)	50,329	45,529	132,887	116,657

Average realized gold price ($/ ounce)	1,282	1,319	1,258	1,256

Tonnes of ore milled	873,516	910,036	2,573,491	2,623,342

Grade (grams/ tonne)	1.99	1.66	1.71	1.44

Recovery (%)	98.5	98.0	98.6	98.2

Gold production (ounces)	55,151	47,564	139,088	119,439

Cash operating costs(1) ($/ ounce gold)	447	344	459	368

Total cash costs(1) ($/ ounce gold)	494	382	501	405

All-in sustaining costs(1) ($/ounce)	809	474	756	611

Capital expenditures ($ in thousands)	20,881	7,523	36,088	33,849

Exploration ($ in thousands)	320	696	753	1,346
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced a quarterly record 55,151 ounces of gold in the third quarter of 2017, 14% (or 6,793 ounces) above both budget and reforecast production, and 16% (or 7,587 ounces) higher than the third quarter of 2016. As mining advances into the consolidated rock in the Wolfshag Phase 1 Pit, the amount of high-grade ore tonnage mined from Wolfshag continues to be significantly higher than modelled. Analysis of the Wolfshag model is ongoing to determine whether this positive variance in the amount of high-grade ore tonnage continues throughout the entire Wolfshag orebody.

The average gold grade processed in the quarter was 1.99 g/t compared to budget of 1.85 g/t and 1.66 g/t in the third quarter of 2016. Grade exceeded budget due to the higher amount of high-grade ore being sourced from Wolfshag which increased the overall average mill feed grade at Otjikoto. Mill throughput for the quarter was 873,516 tonnes compared to budget of 832,784 tonnes and 910,036 tonnes in the third quarter of 2016. Mill recoveries remained high and averaged 98.5%, slightly above both budget and the prior year quarter.

During the first nine months of 2017, the Otjikoto Mine produced a year-to-date record 139,088 ounces of gold, 16% (or 19,148 ounces) above budget and 5% (or 6,793 ounces) more than reforecast production, and 16% (or 19,649 ounces) higher compared to the same period last year.

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $447 per gold ounce for the third quarter of 2017, which was $10 per ounce lower than budget but $103 per ounce higher than the prior year quarter. The on-budget performance included significantly lower additions to the ore stockpile than planned, offset by savings in processing costs. Processing costs were positively impacted by reduced reagent consumption and to a lesser extent lower heavy fuel oil ("HFO") prices. Cash operating costs in the prior year quarter were lower due to a 6% weaker Namibian dollar/US dollar foreign exchange rate and lower fuel costs. The Otjikoto Mine’s cash operating costs for the nine months ended September 30, 2017 were $459 per gold ounce, which was $101 per ounce lower than budget but $91 per ounce higher than the comparable period in 2016. The variance from budget was driven by higher gold production coupled with the same factors as those for the third quarter of 2017 described above.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2017 were $809 per ounce compared to a budget of $649 per ounce and $474 per ounce in the third quarter of 2016. All-in sustaining costs in the third quarter of 2017 compared to budget reflect timing differences for capital expenditures incurred in the third quarter of 2017 which were originally budgeted for the first half of 2017. All-in sustaining costs for the nine months ended September 30, 2017 were $756 per ounce compared to a budget of $991 per ounce and $611 per ounce for the prior year comparable period. Lower than budgeted all-in sustaining costs reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures. Prestripping costs for the first nine months of 2017 were $7.0 million lower than budget due to lower mining costs and lower than expected strip ratios. Prestripping is expected to remain under budget for the year due to the lower than budgeted mining costs, lower than planned strip ratio at the Wolfshag pit and an adjusted mine schedule which mined more ore from the Wolfshag pit than planned during 2017.
Capital expenditures in the third quarter of 2017 totalled $20.9 million consisting of $9.0 million for mining equipment, $4.8 million for installation of a solar power plant, $3.1 million for capitalized equipment rebuilds and $3.0 million for prestripping. For the nine months ended September 30, 2017, capital expenditures totalled $36.1 million consisting of $11.9 million for mobile equipment purchases, $9.5 million for prestripping, $6.4 million for major overhauls and $4.8 million for installation of the solar power plant. Total capital expenditures for the year are expected to be under budget due to a combination of the low prestripping costs and a slight delay in construction of the solar power plant.
For full-year 2017, Otjikoto’s gold production is on track to meet or exceed the high end of its revised production guidance range of between 170,000 to 180,000 ounces of gold (original guidance was 165,000 to 175,000 ounces), to be at the low end of its cash operating cost guidance range ($480 to $520 per ounce) and to be within its all-in sustaining cost guidance range ($725 and $765 per ounce).

Geotechnical, hydrogeological, and design studies for Wolfshag have been completed. These studies, coupled with an updated resource model, indicate that a larger open pit, which is the Company’s preferred option, have similar positive economics to the underground option. In addition, the Wolfshag resource remains open down-plunge which may be exploitable in the future by underground mining.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	56,492	75,653	184,413	199,502

Gold sold (ounces)	44,100	56,500	147,200	157,100

Average realized gold price ($/ ounce)	1,281	1,339	1,253	1,270

Tonnes of ore milled	1,704,723	1,604,176	5,233,438	5,089,772

Grade (grams/ tonne)	1.10	1.20	1.17	1.29

Recovery (%)	77.4	77.2	76.0	74.9

Gold production (ounces)	46,557	47,676	149,049	157,591

Cash operating costs(1) ($/ ounce gold)	541	466	527	437

Total cash costs(1) ($/ ounce gold)	597	547	583	497

All-in sustaining costs(1) ($/ounce)	717	650	800	612

Capital expenditures ($ in thousands)	6,114	4,911	36,480	22,261

Exploration ($ in thousands)	1,169	1,590	3,979	3,268
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued to exceed expectations, producing 46,557 ounces of gold in the third quarter of 2017, 20% (or 7,799 ounces) above both budget and reforecast production, and comparable with the prior year quarter. Gold production exceeded budget and reforecast production due to better than expected throughput and recoveries mainly driven by significantly higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit the trend of more oxide ore than modelled has continued. Mining of the Colorado Pit is expected to continue until the fourth quarter of 2018.

Mill throughput in the quarter was 1,704,723 tonnes compared to budget of 1,619,060 tonnes and 1,604,176 tonnes in the third quarter of 2016. Mill recoveries averaged 77.4% which was better than budget of 68.9% and 77.2% in the third quarter of 2016. The average grade processed was 1.10 g/t compared to budget of 1.08 g/t and 1.20 g/t in the third quarter of 2016. As expected, grades were higher in the prior-year quarter attributable to the high-grade ore from the Main Vein Stage 1 Pit, which is no longer active. Blend plans for the fourth quarter of 2017 anticipate approximately 70% transition/oxide content originating from the Colorado Pit.

Year-to-date, gold production at Masbate was 149,049 ounces (YTD 2016 - 157,591 ounces), significantly above budget by 12% (or 16,043 ounces) and 6% (or 7,799 ounces) more than reforecast production.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $541 per gold ounce in the third quarter of 2017, which was $203 per ounce lower than budget but $75 per ounce higher than in the prior year quarter. Lower than budgeted cash operating costs for the third quarter of 2017 were mainly a result of higher than budgeted production as discussed above. Mining, processing and site general costs were also below budget on a total basis (versus per ounce) for the third quarter of 2017. Compared to budget, operating costs in the quarter benefitted from lower mining costs (from fuel pricing and fleet efficiencies), processing and site general costs and related stockpile adjustments. Cash operating costs in the prior year quarter were lower mainly due to slightly higher production as discussed above as well as lower unit fuel costs. For the nine months ended September 30, 2017, the Masbate Mine’s cash operating costs were $527 per gold ounce which was $161 per ounce lower than budget but $90 per ounce higher than the comparable prior year period. Cash operating costs were lower than budgeted for the nine months ended September 30, 2017 mainly a result of higher than budgeted production as discussed above as well as lower than budgeted production costs. Compared to budget, operating costs have benefitted from lower than budgeted mining, processing and site general costs. Cash operating costs for the nine months ended September 30, 2016 were lower mainly due to the higher gold production as discussed above and lower unit fuel costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2017 were $717 per ounce compared to a budget of $1,056 per ounce and $650 per ounce in the prior year quarter. All-in sustaining costs in the third quarter of 2017 were lower than budget as a result of lower cash operating costs and lower than budget sustaining capital costs due to the timing of mobile equipment purchases which were expected in the third quarter of 2017 but are now expected to occur in the fourth quarter of 2017. All-in sustaining costs for the first nine months of 2017 were $800 per ounce compared to a budget of $1,056 per ounce and $612 per ounce for the nine months ended September 30, 2016. All-in sustaining costs for the nine months ended September 30, 2017 were lower than budget as a result of strong production, lower cash operating costs and lower sustaining capital expenditures. Compared to the nine months ended September 30, 2016, all-in sustaining costs were $188 per ounce higher mainly due to the planned 2017 mine fleet and expansion costs and higher per ounce cash operating costs.
Capital expenditures in the third quarter of 2017 totalled $6.1 million including prestripping costs of $1.6 million, mobile equipment acquisition costs of $1.2 million and powerhouse upgrade costs of $1.0 million. For the nine months ended September 30, 2017, capital expenditures totalled $36.5 million consisting of mobile equipment costs of $17.2 million, prestripping costs of $6.1 million, powerhouse upgrade costs of $3.4 million and processing plant upgrades of $3.1 million. Overall, capital expenditures are expected to remain on budget through 2017 with incremental cost savings in the mining fleet and powerhouse being offset by increases in land acquisition and project development.
For full-year 2017, Masbate’s gold production is on track to meet or exceed the high end of its revised production guidance range of between 180,000 to 185,000 ounces of gold (original guidance was 175,000 to 185,000 ounces) and to be at the lower end of cash operating cost ($595 to $635 per ounce) and all-in sustaining cost ($935 and $975 per ounce) guidance ranges.
As reported by the Company on February 2, 2017, the Department of Natural Resources (the "DENR") announced further results of its mining audits of metallic mines in the Philippines and the Masbate Mine was not among the mines announced to be suspended or closed. The Company believes that it continues to be in compliance with Philippine’s laws and regulations.

The Philippine Mining Industry Coordinating Council ("MICC") (the MICC is the oversight committee for the DENR) has voted to rescind the existing Department Administrative Order which bans new open pit mines (does not apply to current Masbate operations). They have indicated that the order may be lifted provided that mining laws, rules and regulations are strictly enforced.

La Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	21,739	41,886	85,047	115,097

Gold sold (ounces)	17,142	31,400	68,070	90,600

Average realized gold price ($/ ounce)	1,268	1,334	1,249	1,270

Tonnes of ore milled	527,857	556,730	1,643,545	1,712,973

Grade (grams/ tonne)	1.04	2.19	1.36	1.86

Recovery (%)	94.2	95.2	94.0	94.9

Gold production (ounces)	16,487	37,261	67,641	97,266

Cash operating costs(1) ($/ ounce gold)	788	637	780	658

Total cash costs(1) ($/ ounce gold)	814	664	806	685

All-in sustaining costs(1) ($/ounce)	1,187	788	1,019	913

Capital expenditures ($ in thousands)	5,868	2,287	18,137	13,987

Exploration ($ in thousands)	1,996	1,368	5,465	3,097
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

La Libertad Mine in Nicaragua produced 16,487 ounces of gold in the third quarter of 2017 (Q3 2016 - 37,261 ounces), approximately in-line with revised guidance (but lower than originally budgeted as gold production at La Libertad was negatively impacted by permitting delays for new mining areas).

As previously released in the first quarter of 2017, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter production in the third quarter of 2017). With strong support from the Nicaraguan government, the Company is now focused on bringing the San Juan and San Diego open pits into production in 2017 ahead of the Jabali Antenna Pit. In September 2017, the San Juan mining permit was received and it is anticipated that the San Diego mining permit will also be received in early December 2017. Mining has already commenced in the San Juan Pit and is expected to commence in the San Diego Pit shortly after receipt of its permit. The Company has also made significant progress in resettlement and permitting activities at the high-grade Jabali Antenna Pit, and is expecting to receive its permit early in the second quarter of 2018. This would allow production from the Jabali Antenna Pit to occur in the third quarter of 2018.
Year-to-date, gold production at La Libertad was 67,641 ounces (YTD 2016 - 97,266 ounces), approximately in-line with reforecast but 18,679 ounces lower than budget.

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $788 per gold ounce for the third quarter of 2017, which was $180 per ounce higher than the original budget and $151 per ounce higher than the third quarter of 2016. Cash operating costs compared to budget were higher due to the lower production resulting from lower than budgeted grade and ore tonnage. On a total basis (versus per ounce) mining, processing and site general costs were all less than budget. For the first nine months of 2017, La Libertad's cash operating costs were $780 per ounce, which was $105 per ounce higher than budget and $122 per ounce higher than the prior year comparable period.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2017 were $1,187 per ounce compared to a budget of $727 per ounce and $788 for the three months ended September 30, 2016. The higher than budgeted all-in sustaining costs for the third quarter of 2017 resulted mainly from the higher cash operating costs and sustaining capital expenditures related to development of the San Juan and San Diego open pits, which weren't sequenced in the original 2017 budget. For the first nine months of 2017 all-in sustaining costs were $1,019 per ounce compared to a budget of $854 per ounce and $913 per ounce for the first nine months of 2016. All-in sustaining costs for the first nine months of 2017 were higher than budget mainly due to higher cash operating costs in the period.

Total capital expenditures in the third quarter of 2017 were $5.9 million, consisting primarily of $2.7 million in project development costs related to the new San Juan and San Diego open pits and underground development costs of $2.5 million. For the nine months ended September 30, 2017, capital expenditures totalled $18.1 million, consisting primarily of underground development costs of $4.9 million, La Esperanza Tailings Dam expansion of $4.7 million, project development costs of $4.5 million and land acquisitions of $3.1 million. Various changes to the mine plan (including delays in the Antenna open pit, conversion of San Juan to open pit and the addition of San Diego) have impacted the timing of capital costs, but project development and capital expenditure generally follow the revised production plan.

For full-year 2017, La Libertad’s production is expected to be at the low end of its revised production guidance range of between 90,000 to 100,000 ounces of gold (original guidance was 110,000 to 120,000 ounces) and to be at the upper end of its at cash operating cost ($795 to $835 per ounce) and all-in sustaining cost ($1,075 and $1,115 per ounce) guidance ranges. Inclusion of the newly permitted open pits will increase gold production in the fourth quarter of 2017, resulting in total 2017 production near the lower end of revised guidance. With the permitting of Jabali Antenna (currently scheduled for Q2 2018) gold production for 2018 is expected to reach original 2017 guidance, up to 120,000 ounces. The Company has a successful track record of converting its mineral resources to reserves. Permitting and development of San Juan, San Diego and Jabali Antenna Permits, combined with successful conversion of underground resources to reserves at Mojon and Jabali, have the potential to extend the LoM at Libertad for an additional 2 years (past 2018). Mineral resources that are not mineral reserves do not have demonstrated economic viability. In addition, exploration continues at La Libertad, exploring for additional open pit or underground mineral targets.

El Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Gold revenue ($ in thousands)	12,975	15,453	31,795	41,029

Gold sold (ounces)	10,026	11,600	25,114	32,400

Average realized gold price ($/ ounce)	1,294	1,332	1,266	1,266

Tonnes of ore milled	114,811	128,809	344,094	345,237

Grade (grams/ tonne)	3.20	3.63	2.68	3.40

Recovery (%)	94.5	94.5	93.6	94.2

Gold production (ounces)	11,093	14,185	27,694	35,476

Cash operating costs(1) ($/ ounce)	901	682	1,050	725

Total cash costs(1) ($/ ounce)	984	765	1,123	807

All-in sustaining costs(1) ($/ounce)	1,409	1,067	1,599	1,101

Capital expenditures ($ in thousands)	4,541	2,328	10,976	5,289

Exploration ($ in thousands)	1,929	1,122	4,155	2,489
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The smaller El Limon Mine in Nicaragua, in which the Company holds a 95% interest, produced 11,093 ounces of gold in the third quarter of 2017 (Q3 2016 - 14,185 ounces), in-line with revised guidance and a significant improvement compared to 7,740 ounces produced in the second quarter of 2017. Earlier in the year, El Limon’s production had been negatively affected by water pumping issues which had reduced high-grade ore flow from Santa Pancha Underground. However, with the successful rehabilitation of the Santa Pancha 1 dewatering well at the beginning of the third quarter, mine output and production grade are now improving. Year-to-date, gold production at El Limon was 27,694 ounces (YTD 2016 - 35,476 ounces).

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $901 per ounce for the third quarter of 2017 compared to a budget of $589 per ounce and $682 per ounce for the prior year quarter. For the nine months ended September 30, 2017, cash operating costs were $1,050 per ounce compared to a budget of $711 per ounce and $725 per ounce for the prior year comparable period. Cash operating costs were higher than both budget and the prior year comparable periods due to lower than budget ounce production due to limited access to higher grade ore in the Santa Pancha Underground as outlined above. Production and unit cost performance versus budget is expected to improve as the Santa Pancha underground mine dewatering system upgrades are performing well and nearby open pit mines continue to be developed. It is anticipated that the mine will have a stronger fourth quarter and return to previous output levels in 2018.

All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended September 30, 2017 were $1,409 per ounce compared to a budget of $905 per ounce and $1,067 per ounce for the prior year quarter. For the nine months ended September 30, 2017, all-in sustaining costs were $1,599 per ounce compared to a budget of $1,165 per ounce and $1,101 per ounce for the comparable period in 2016.

Capital expenditures in the third quarter of 2017 totalled $4.5 million which consisted mainly of underground development costs for Santa Pancha of $2.3 million, mining development/project costs of $0.7 million and mobile equipment acquisition costs of $0.7 million. For the nine months ended September 30, 2017, capital expenditures totalled $11.0 million which consisted mainly of underground development costs for Santa Pancha of $5.9 million, mobile equipment costs of $2.2 million and mining development/project costs of $1.5 million.
The Company anticipates gold production from Santa Pancha 1 to continue to increase and El Limon’s cash operating costs to decrease in the fourth quarter of 2017. For full-year 2017, El Limon’s gold production is expected to be at the lower end of its revised production guidance range of between 40,000 to 50,000 ounces of gold (original guidance was 50,000 to 60,000 ounces) and at the upper end of its at cash operating cost ($815 to $855 per ounce) and all-in sustaining cost ($1,415 and $1,455 per ounce) guidance ranges. In 2018, El Limon's gold production is expected to return to more normal levels and be between 50,000 and 60,000 ounces.

Ongoing El Limon Exploration and Development

During the quarter, four Environmental Impact Assessments (“EIA”) were presented to the Nicaraguan government for approval relating to both open pit and underground mining projects: Mercedes - Aparejo, Veta Nueva, Santa Emilia South and Mercedes South. The EIA for the Mercedes South Pit has been approved and the permit process is now advancing to the public consultation phase. Development of this pit is anticipated to commence in the fourth quarter of 2017 and is expected to provide an open-pit source to complement underground operations for the duration of 2018. The Company had an initial $5 million exploration budget for El Limon for 2017 and recently approved a further $2 million to follow up on encouraging exploration results at and around the El Limon site.

In 2017, El Limon’s exploration budget was increased to $7 million to include 28,600 metres of drilling (over 157 holes) with a focus on El Limon Vein system. The system comprises of the Pozo Bono, Limon Sur, Limon Central, Limon North and Tigra-Chaparral zones, most of which were previously partially mined by both open pit and underground methods. Drilling to date has identified a new large good grade near-surface zone that the Company believes could be exploitable by open-pit mining. This has the potential to significantly extend the current mine life at El Limon and may support an expansion of El Limon’s milling and production capacity. In November 2017, the Company expects to announce the results of its 2017 drill campaign.

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at El Limon. Based on historic mill and drilling records, the tailings contain an estimated 9 million to 11 million tonnes with a potential gold grade of 0.8 g/t to 1.0 g/t. An ongoing drilling program is underway as part of a Feasibility Study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to 11 years. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility. The potential quantity and grade included in the initial study is conceptual in nature and there has been insufficient exploration to date to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Fekola Project - Mali

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of schedule. Commissioning of the mill is ongoing and is expected to ramp up quickly to achieve commercial production by the end November 2017, one month ahead of schedule. The Fekola mill started processing ore on September 24, 2017 and treated 57,695 tonnes of ore at a grade of 3.54 g/t over the remainder of the month of September with a gold recovery of 96.6% producing 6,340 ounces of in-circuit gold inventory (nil ounces budgeted). The first pour at the Fekola Mine was achieved on October 7, 2017. In October 2017 (the first full month of ramp up and pre-commercial production), the mill treated 324,525 tonnes of ore (budgeted - 225,804 tonnes) at a grade of 3.4 g/t (budgeted - 2.33 g/t) with a gold recovery of 95.4% (budgeted - 90.0%) producing a total of 33,946 ounces of gold (surpassing budget of 15,100 ounces). Mill availability was 75% (budgeted - 50%) and the mill was operating at design throughput (of 607 tonnes per hour) during the latter half of the month. For 2017, the Company is projecting gold production from Fekola to exceed its reforecast guidance range of between 50,000 and 55,000 ounces at an expected cash operating cost of $580 to $620 per ounce. 2018 is scheduled to be the first full year of gold production, yielding 400,000 to 410,000 ounces for the year at a cash operating cost of approximately $354 per ounce of gold and all-in sustaining cost of $609 per ounce of gold.
The Fekola Mine is expected to be a large low-cost producer and should enable the Company to significantly reduce its longer term cash operating costs per ounce and all-in sustaining cost per ounce. On September 25, 2017, Company announced a new Life of Mine (“LoM”) plan showing increased production and lower cash operating costs and all-in sustaining cost compared with the original (4 MTPA) Optimized Feasibility Study for Fekola’s 5 MTPA mill. Based on the new LoM plan, the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and all-in sustaining costs of $604 per ounce. For the first seven years, Fekola is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and all-in sustaining costs of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and all-in sustaining cost of $664 per ounce.

Total cumulative forecast for Fekola Project construction costs (from inception to completion) include preconstruction sunk costs of approximately $41 million, feasibility study construction costs of $462 million and $38 million additional construction costs approved in 2016 comprised of $18 million for the Fekola mill expansion and $20 million for relocating the village of Fadougou.
For 2017, the construction budget for the Fekola Project totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. The Company expects to complete commissioning of the Fekola Project and transition from construction to steady-state operations by the end of November 2017.

In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up and have now been included in the 2017 budget. Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted, including $4 million for aircraft purchases. Total budgeted capital costs for the Fekola Project for 2017 including all of the areas above are $231.0 million

Total capital expenditures for Fekola for all of the categories described above for the three and nine months ended September 30, 2017 totalled $65.3 million and $208.1 million, respectively versus a total budget of $64.7 million and $210.6 million, respectively. Cumulative expenditures on the Fekola Project to date are $579.2 million including $41 million of preconstruction expenditures compared with a total budget to date of $587.0 million. The project remains on budget and the Company expects to meet the overall construction budget once all construction items are completed.
In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Project. Following signing of a shareholder's agreement between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company will now contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. The Company recently finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project. The Shareholders' Agreement and purchase price for the additional 10% of Fekola have been finalized and signed, subject to ratification by the Mali National Assembly, which is expected in November 2017. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA. The second 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest.
Gramalote - Colombia
In the first quarter of 2017, the Company, in conjunction with its joint venture partner AngloGold Ashanti ("AGA"), re-evaluated its strategic objectives for Gramalote and decided to advance the project to the completion of a prefeasibility study, which is expected in late 2017. The Company’s share of 2017 budgeted expenditures is approximately $13 million. Upon completion of the prefeasibility study and evaluation of the updated project economics, the Company will discuss the next steps for the Gramalote Project going forward, with its joint venture partner AGA.
LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2017 the Company had cash and cash equivalents of $89.7 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. Working capital at September 30, 2017 was $35.2 million compared to working capital of $101.0 million at December 31, 2016. In addition, the Company had drawn $325 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility at September 30, 2017 of $175 million. At September 30, 2017, the Company also had Euro 36.4 million of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility.

Cash flow provided by operating activities was $41.8 million in the third quarter of 2017 compared to $90.3 million in the third quarter of 2016, a decrease of $48.5 million. This decrease is mainly due a decrease in revenues of $38.9 million, an increase of $2.8 million in production costs and $4.4 million less cash received from long-term value added tax receivables. Also, during the third quarter of 2017, the Company delivered 12,908 ounces into Prepaid Sales contracts for which no proceeds were received in cash during the period. The original proceeds of $15 million for the Prepaid Sales were received in March 2016 upon entering into the contracts. The third quarter of 2017 was positively impacted by non-cash working capital changes of $2.5 million compared with negative $6.9 million in the third quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.3 million increase in taxes payable primarily relating to the Philippines where the existing five year income tax holiday ended June 30, 2017, a $2.4 million increase in accounts payable and accrued liabilities, partially offset by a $2.7 million increase in inventories and a $1.3 million increase in accounts receivable and prepaids.
Cash flow provided by operating activities was $129.4 million for the nine months ended September 30, 2017 compared to $329.5 million for the nine months ended September 30, 2016, a decrease of $200.1 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016 (March 2016 Prepaid Sales). Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. During the first nine months of 2017, $30 million of proceeds were received from new Prepaid Sales transactions, while $45 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received. For the nine months ended September 30, 2017, the Company delivered 38,724 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to a decrease in revenues of $37.4 million, an increase in production costs of $22.9 million and the negative impact of working capital changes of negative $22.8 million compared with negative $10.6 million for the nine months ended September 30, 2016. The main changes in non-cash working capital in the nine months ended September 30, 2017 related to a $10.7 million increase in inventory balances mainly related to stockpile and gold bullion at the Otjikoto Mine, an increase totalling $7.3 million in accounts receivable and prepaids and short-term value-added and other tax receivables, and a $4.6 million decrease in income and other taxes payable.
On May 20, 2015 and as amended on June 10, 2015, March 11, 2016 and May 10, 2016, the Company signed a credit agreement with a syndicate of international banks including HSBC Bank USA, National Association, which acts as administrative agent and a lender, HSBC Securities (USA) Inc., which acts as sole lead arranger and sole bookrunner and The Bank of Nova Scotia, Société Générale and ING Bank N.V. (the “RCF Syndicate”) for an existing RCF for an aggregate amount of up to $350 million. The existing RCF also allowed for an accordion feature whereby, upon receipt of additional binding commitments, the facility may be increased up to $450 million any time prior to the maturity date. On March 14, 2017, the Company received a binding letter of commitment from the Canadian Imperial Bank of Commerce to participate in the Company’s existing RCF Bank Lending Syndicate. On May 8, 2017, the loan documentation was completed and the aggregate amount of the existing RCF was increased from $350 million to $425 million.
On July 7, 2017, the Company entered into an amended and restated credit agreement with a syndicate of international banks for an amended RCF of an aggregate amount of $500 million, representing a $75 million increase from the principal amount of $425 million under its existing RCF. The amended RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The amended RCF will bear interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the amended RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest will temporarily increase to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate will cease upon the earlier of (1) reduction of outstanding indebtedness under the Company's convertible notes to $100 million or less and (2) maturity of the notes on October 1, 2018. The amended RCF terms, including elimination of the springing maturity feature which was included in the existing RCF, provides the Company with additional flexibility in assessing its longer term capital structure. In conjunction with expected cash flows generated from the Company's existing operations, including Fekola, proceeds from the amended RCF may also be used to prepay or repay the convertible notes, which mature on October 1, 2018.
The Company has provided security on the amended RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2017, the Company was in compliance with these debt covenants.
As at September 30, 2017, the Company had drawn down $325 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility at that time of $175 million. Subsequent to September 30, 2017, the Company has drawn down an additional $25 million under the amended RCF leaving an undrawn and available balance under the amended RCF of $150 million.

For three and nine months ended September 30, 2017, the interest and financing expense relating to the existing RCF recognized in the statement of operations was reduced by $2.9 million and $6.0 million, respectively (2016 – $1.0 million and $2.4 million, respectively), which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines.
During the three and nine months ended September 30, 2017, the Company delivered 12,908 and 38,724 ounces, respectively, into contracts priced at $15.0 million and $45.0 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces is recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.
During the nine months ended September 30, 2017, the Company entered into new Prepaid Sales transactions for 25,282 ounces, respectively, valued at $30.0 million.
At September 30, 2017, the Company had total outstanding Prepaid Sales contracts of $105 million for the delivery of 89,823 ounces with 12,908 ounces to be delivered during 2017, 51,633 ounces during 2018 and 25,282 ounces during 2019.
During the nine months ended September 30, 2017, the Company had drawn down Euro 35.0 million ($37.4 million equivalent) under the Fekola equipment facility. As at September 30, 2017, Euro 36.4 million ($43.0 million equivalent) was available for future drawdowns. Subsequent to September 30, 2017, the Company has drawn down an additional Euro 8.0 million ($9.4 million equivalent) under the Fekola equipment facility leaving an undrawn and available balance under the Fekola equipment facility of Euro 28.0 million ($33.2 million equivalent).

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2017, the balance in the DSRA was Euro 4.6 million ($5.4 million equivalent).
On June 1, 2017, the Company entered into a $17.8 million Equipment Facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $17.8 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities.
During the three and nine months ended September 30, 2017, the Company made an initial drawdown of $8.7 million under the facility. As at September 30, 2017, $9.1 million was available for future drawdowns. Subsequent to September 30, 2017, the Company has drawn down an additional $2.4 million under the facility leaving an undrawn and available balance under the facility of $6.7 million.
On May 30, 2017, the term over which the Otjikoto equipment loans may be advanced under the facility was extended to June 30, 2018 and an additional $6.2 million was made available for drawdown. During the three months ended September 30, 2017, the Company had drawn down the full $6.2 million available under the facility.
For the three and nine months ended September 30, 2017, resource property expenditures totalled $121.2 million and $359.1 million, respectively. The most significant expenditures were on the Fekola Project with expenditures of $65.3 million and $208.1 million, respectively. In addition, the Otjikoto Mine had capital expenditures of $20.9 million and $36.1 million, respectively, the Masbate Mine had capital expenditures of $6.1 million and $36.5 million, respectively, La Libertad Mine had capital expenditures of $5.9 million and $18.1 million, respectively and El Limon Mine had capital expenditures of $4.5 million and $11.0 million, respectively. Other exploration and development costs for the three and nine months ended September 30, 2017 totalled $14.9 million and $40.6 million, respectively.

As at September 30, 2017, the Company had the following commitments (in addition to those disclosed elsewhere in this MD&A):

•	For payments of $4.5 million for Fekola Mine equipment and development costs, of which $3.5 million is expected to be incurred in 2017 and $1.0 million is expected to be incurred in 2018.

•	For payments of $12.1 million for mobile equipment at the Masbate Mine, $8.5 million of which is expected to be incurred in 2017 and $3.6 million of which is expected to be incurred in 2018.

•	For payments of $2.2 million for upgrades to the power plant at the Masbate Mine, all of which is expected to be incurred in 2017.

•	For payments of $3.5 million for construction of a Solar Plant at the Otjikoto Mine, all of which is expected to be incurred in 2017.

For 2017, the Company has budgeted total capital expenditures of $49.8 million at the Otjikoto Mine, $57.5 million at the Masbate Mine, $26.6 million at La Libertad Mine and $13.0 million at El Limon Mine. The 2017 construction and development budget for the Fekola Project totals $231 million. The Fekola Project 2017 construction budget totals approximately $173 million, including $18 million for the Fekola mill expansion and $10 million for relocating the village of Fadougou. In addition to the Fekola Project construction budget above, a total of $47 million has been budgeted in 2017 for Fekola prestripping and additional mine fleet purchases. Following the approval of the Fekola mill expansion in 2016 and the acceleration of the production start date to October 1, 2017, open pit prestripping and mine fleet purchases have been advanced by six months to ensure ore supply for the earlier mill start-up (and have now been included in the 2017 budget). Prestripping and mine fleet purchases for 2017 have been budgeted at approximately $25 million and $22 million, respectively. 2017 post-construction and operational capital costs of $11 million have been budgeted in 2017, including $4 million for aircraft purchases. For 2017, the Company’s total 2017 exploration budget was originally approximately $46.0 million. In the first quarter of 2017, an additional exploration budget of $7 million was approved for West African exploration that will continue to focus on mineralization trends defined along the Fekola trend in Mali and in Burkina Faso and in the third quarter of 2017, the Company increased its exploration budget for El Limon from $5 million to $7 million.
Gold commitments
As at September 30, 2017, the following gold forward contracts with respect to the Otjikoto Mine were outstanding and continue to be accounted for as executory contracts (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	2,250	7,500	9,750
Average price per ounce (rand)	16,020	16,020	16,020
Derivative financial instruments
Gold forwards
As at September 30, 2017, the following gold forward contracts which are recorded at fair value through the statement of operations with respect to the Otjikoto mine were outstanding (by maturity dates):

	2017	2018	Total
Gold forward contracts:
Ounces	8,979	35,916	44,895
Average price per ounce (rand)	15,044	15,044	15,044

The unrealized fair value of these contracts at September 30, 2017 was $(10.0) million.
Forward contracts - fuel oil, gas oil, diesel
During the nine months ended September 30, 2017, the Company entered into additional series of forward contracts for the purchase of 37,246,000 litres of fuel oil, 21,576,000 litres of gas oil and 1,079,000 litres of diesel with settlements scheduled between February 2018 and January 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2017:

	2017	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	7,244	39,482	22,662	777	70,165
Average strike price	$0.29	$0.30	$0.29	$0.28	$0.30
Forward – gas oil:
Litres (thousands)	4,330	18,459	12,908	445	36,142
Average strike price	$0.41	$0.40	$0.40	$0.39	$0.40
Forward – diesel:
Litres (thousand)	2,029	3,910	1,399	47	7,385
Average strike price	$0.41	$0.41	$0.43	$0.41	$0.41
The unrealized fair value of these contracts at September 30, 2017 was $3.0 million.
Interest rate swaps
During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. The unrealized fair value of these contracts at September 30, 2017 was $1.0 million.
Operating activities
Cash flow provided by operating activities was $41.8 million in the third quarter of 2017 compared to $90.3 million in the third quarter of 2016, a decrease of $48.5 million. This decrease is mainly due a decrease in revenues of $38.9 million, an increase of $2.8 million in production costs and $4.4 million less cash received from long-term value added tax receivables. Also, during the third quarter of 2017, the Company delivered 12,908 ounces into Prepaid Sales contracts for which no proceeds were received in cash during the period. The original proceeds of $15 million for the Prepaid Sales were received in March 2016 upon entering into the contracts. The third quarter of 2017 was positively impacted by non-cash working capital changes of $2.5 million compared with negative $6.9 million in the third quarter of 2016. The main changes in non-cash working capital in the quarter related to a $3.3 million increase in taxes payable primarily relating to the Philippines where the existing five year income tax holiday ended June 30, 2017, a $2.4 million increase in accounts payable and accrued liabilities, partially offset by a $2.7 million increase in inventories and a $1.3 million increase in accounts receivable and prepaids.
Cash flow provided by operating activities was $129.4 million for the nine months ended September 30, 2017 compared to $329.5 million for the nine months ended September 30, 2016, a decrease of $200.1 million. This decrease is mainly due to $120 million of proceeds received from the Prepaid Sales transactions in the first quarter of 2016 (March 2016 Prepaid Sales). Proceeds from Prepaid Sales transactions are received in advance in the period in which the Prepaid Sales transactions are entered into. No additional cash proceeds are received in the period in which ounces underlying the Prepaid Sales are delivered into. For accounting purposes, as the Company physically delivers into the contracts in subsequent periods, a portion of the original Prepaid Sales proceeds is recognized in revenue. During the first nine months of 2017, $30 million of proceeds were received from new Prepaid Sales transactions, while $45 million of March 2016 Prepaid Sales contracts were delivered into with no further cash received in the period. For the nine months ended September 30, 2017, the Company delivered 38,724 ounces into these contracts. The decrease in cash flow provided by operating activities is also due to a decrease in revenues of $37.4 million, an increase in production costs of $22.9 million and the negative impact of working capital changes of negative $22.8 million compared with negative $10.6 million for the nine months ended September 30, 2016. The main changes in non-cash working capital in the nine months ended September 30, 2017 related to a $10.7 million increase in inventory balances mainly related to stockpile and gold bullion at the Otjikoto Mine, an increase totalling $7.3 million in accounts receivable and prepaids and short-term value-added and other tax receivables, and a $4.6 million decrease in income and other taxes payable.
Financing activities
The Company’s cash from financing activities for the three months ended September 30, 2017 was a net inflow of $81.4 million. During the third quarter of 2017, the Company made drawdowns of $75 million on its amended RCF ($70.7 million net of transaction costs), drawdowns of $6.1 million on its Otjikoto equipment loan facility, drawdowns of $8.1 million in its Masbate equipment loan facility and received proceeds from the exercise of stock options of $1.9 million. The Company made payments on equipment loan facilities of $3.0 million and interest and commitment payments of $1.5 million.

The Company’s cash from financing activities for the nine months ended September 30, 2017 was a net inflow of $168.5 million. During the nine months ended September 30, 2017, the Company made drawdowns of $125 million on its existing and amended RCF ($120.3 million net of transaction costs), drawdowns of Euro 35.0 million ($37.1 million equivalent) on its Fekola equipment loan facility, drawdowns of $6.1 million on its Otjikoto equipment loan facility, drawdowns of $8.1 million in its Masbate equipment loan facility and received proceeds from the exercise of stock options of $25.1 million. The Company made payments on equipment loan facilities of $10.2 million and interest and commitment payments of $11.0 million. In connection with the Fekola equipment loan facility, the Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. During the nine months ended September 30, 2017, Euro 4.6 million was deposited in the DSRA account.

On August 11, 2016, the Company entered into an equity distribution agreement (the “ATM Agreement”) with two placement agents for the sale of common shares for aggregate gross proceeds of up to $100 million through “at the market” distributions under the Company’s prospectus supplement filed under its base shelf prospectus and registration statement. No common shares were issued under the ATM Agreement during the first half of 2017. During the second quarter of 2017, the Company terminated the ATM Agreement.
Investing activities
During the three months ended September 30, 2017, capital expenditures on sustaining capital, prestripping and development at the Otjikoto Mine (see “Otjikoto Mine” section) totalled $20.9 million (Q3 2016 - $7.5 million), the Masbate Mine (see “Masbate Mine” section) totalled $6.1 million (Q3 2016 - $4.9 million), the Libertad Mine (see “La Libertad Mine” section) totalled $5.9 million (Q3 2016 - $2.3 million), and the Limon Mine (see “El Limon Mine” section) totalled $4.5 million (Q3 2016 - $2.3 million). Capital expenditures at the Fekola Project for the third quarter of 2017 were $65.3 million (Q3 2016 - $64.2 million).
Expenditures on the Fekola Project to date are $579.2 million including $41 million of preconstruction expenditures compared with a budget to date of $587.0 million. The project remains on budget.
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended September 30, 2017	For the three months ended September 30, 2016	For the nine months ended September 30, 2017	For the nine months ended September 30, 2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Masbate Mine, exploration	(1,169)	(1,590)	(3,979)	(3,268)
Libertad Mine, exploration	(1,996)	(1,368)	(5,465)	(3,097)
Limon Mine, exploration	(1,929)	(1,122)	(4,155)	(2,489)
Otjikoto Mine, exploration	(320)	(696)	(753)	(1,346)
Fekola Project, exploration	(2,475)	(1,151)	(6,215)	(2,437)
Kiaka Project, exploration	(1,685)	(617)	(3,639)	(1,754)
Fekola Regional, exploration	(2,306)	(1,217)	(5,890)	(2,912)
Toega Project, exploration	(1,127)	(695)	(4,270)	(1,635)
Other	(1,935)	(2,083)	(6,249)	(4,434)

	(14,942)	(10,539)	(40,615)	(23,372)

For 2017, the Company’s original total exploration budget was approximately $46 million. In 2017, an additional exploration budget of $7 million was approved for West Africa targets and an additional exploration budget of $2 million was approved for El Limon targets. Approximately $22 million of the revised $55 million 2017 budget will be used to support brownfields exploration at the producing mines (which for accounting purposes will be capitalized and included in the mine’s sustaining and non-sustaining capital costs). In addition, a significant portion of the 2017 exploration budget will be used at all sites to drill several targets that exhibit potential based on surface mapping, geochemical sampling and drilling completed in 2016. West Africa and Nicaragua are a primary focus of 2017 exploration expenditures.
In 2017, approximately $27 million will be spent on exploration in Mali, Burkina Faso and Ghana. Exploration on the licences in Mali will total $15.4 million focusing on multiple targets close to the Fekola deposit. The 2017 budget for West Africa envisions completing 46,400 metres of diamond drilling, 65,900 metres of RC drilling, 32,900 metres of air-core drilling and 25,000 metres of auger drilling.
Fekola Mine
B2Gold's exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets.
The Company has drilled approximately 2,800 aircore, reverse circulation and diamond drill holes totalling 180,000 metres. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling. Based on the successful results to date, the Fekola Mine and regional exploration budgets for 2017 have been increased by $3.8 million to $15.4 million.
Infill drilling continues on the resources outlined immediately below the Fekola reserve boundary, immediately to the north of the boundary and the near surface portion of the Kiwi zone (to the north, now part of Fekola). The Company estimates that it could add up to 900,000 ounces of gold, consisting of 720,000 ounces from the existing indicated category and 180,000 from the existing inferred category to the Fekola Mine plan with further infill drilling. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Exploration drilling at Fekola has included step out drilling to the north of the Fekola resource to begin testing the ultimate size potential of the Fekola deposit. Results from these drill programs will be released shortly.
Deeper below the Kiwi zone is the down-plunge extension of the main Fekola ore body. Drilling in this zone (Fekola Deeps) has intercepted Fekola-type gold grades over large intervals. If the on-going drilling between the near surface Kiwi zone and Fekola Deeps continues to encounter good grade gold mineralization, there is the potential for the Fekola pit to ultimately become much larger to exploit both the Kiwi zone and a portion of Fekola Deeps by open pit. The Fekola Deeps zone remains open further to the north further down dip and has the potential to be exploited by underground mining.
The Company anticipates another large exploration budget (approximately $15 million) for Fekola in 2018, for in-fill drilling, further exploration drilling at the Kiwi and Fekola Deeps zones and regional exploration. The Company anticipates announcing results from the 2017 drilling program in November 2017.
Fekola Regional
On June 15, 2017, the Company announced the maiden Mineral Resource estimate for the Anaconda area of the Fekola Project located in southwestern Mali and new exploration drill results from beneath the saprolite and for Anaconda. This initial Inferred Mineral Resource estimate is 21.59 million tonnes at 1.11 g/t gold for 767,000 ounces. The estimate is reported within a series of pit shells and above a 0.35 g/t gold cutoff grade. This saprolite-hosted gold mineralization remains open and B2Gold's Exploration group is continuing to explore the edges of the known zones, test for additional saprolite hosted mineralized zones and to explore for Fekola-style gold mineralization within the underlying bedrock.
The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres.
The 2016 exploration program identified several bedrock structures, below the saprolite, that may have weathered to create the extensive zones of saprolite-hosted gold mineralization. These mineralized bedrock structures have the potential to host new additional Fekola-style zones. Further drilling is ongoing to test these zones.
Toega Project
On February 13, 2017, the Company announced positive exploration drill results at the new Toega prospects near the Kiaka deposit. In 2016, a total of 19,433 metres of combined reverse circulation and diamond drilling was completed, to better define the limits of this discovery and to explore the immediate area for additional mineralization. The drilling expanded the known extents of mineralization at Toega to over 900 metres long, by up to 425 metres wide, with intersections of variable thickness occurring as deep as 250 metres below surface. Mineralization remains open down dip and down plunge at Toega.
Drilling is ongoing. Three drill rigs are currently on site with the objectives of expanding known mineralization at Toega and stepping out to test for additional mineralization at other targets in the region. Due to the increased size of the Toega zone, the Company now expects to release the initial mineral resource for Toega in November 2017. Highlights from recent drilling include NKDD030, which intersected 22.40 metres at 5.20 g/t gold, from 242.00 metres.
Based on the positive results to date, B2Gold is undertaking initial mineral resource modeling. Once mineral resource estimates are available, in-house evaluations will commence to determine whether Toega constitutes a potential source of higher-grade feed for the Kiaka deposit or potentially a standalone project. Metallurgical, environmental and social baseline studies were initiated at

Toega in 2016, and these programs are planned to continue throughout the year. The 2017 development budget for Toega is $0.8 million.
Otjikoto Mine
The total exploration budget for Namibia in 2017 is $5.1 million mainly for 5,000 metres of diamond drilling on the Otjikoto licence area, and 12,000 metres of diamond drilling and 5,000 metres of RAB drilling on the Ondundu joint venture project. An additional 5,000 metres of diamond and RC drilling are committed to new targets in and around the Otjikoto area.
Masbate Mine
The Masbate exploration budget for 2017 is approximately $5 million including 27,000 meters of drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence area, totalling 16,000 metres of diamond drilling, and another 11,000 metres on regional targets. New targets such as Montana SE will be further tested.
La Libertad Mine
La Libertad’s exploration budget for 2017 is approximately $6.7 million for a total of 15,000 metres of planned diamond drilling. The program is comprised of 7,000 metres of brownfields (near mine) drilling and 8,000 metres of drilling planned on several regional targets.
El Limon Mine
In 2017, El Limon’s exploration budget was increased to $7 million to include 28,600 metres of drilling (over 157 holes) with a focus on El Limon Vein system. The system comprises of the Pozo Bono, Limon Sur, Limon Central, Limon North and Tigra-Chaparral zones, most of which were previously partially mined by both open pit and underground methods. Drilling to date has identified a new large good grade near-surface zone that the Company believes could be exploitable by open-pit mining. This has the potential to significantly extend the current mine life at El Limon and may support an expansion of El Limon’s milling and production capacity. In November 2017, the Company expects to announce the results of its 2017 drill campaign.

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at El Limon. Based on historic mill and drilling records, the tailings contain an estimated 9 million to 11 million tonnes with a potential gold grade of 0.8 g/t to 1.0 g/t. An ongoing drilling program is underway as part of a Feasibility Study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 20,000 to 25,000 ounces of gold and 70,000 to 80,000 ounces of silver per year for approximately 9 to 11 years. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility. The potential quantity and grade included in the initial study is conceptual in nature and there has been insufficient exploration to date to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Note 5 of its audited consolidated financial statements as at December 31, 2016. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.
RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 15 - Revenue from contracts with customers
The IASB has issued IFRS 15, Revenue from Contracts with Customers, which is effective for annual periods commencing on or after January 1, 2018. This new standard establishes a new control-based revenue recognition model which could change the timing of revenue recognition. The Company has evaluated the effect the standard will have on its sales recorded in its consolidated financial statements and expects that there will be no material impact to the timing or amounts of revenue recognized in its statement of operations.
IFRS 9 - Financial Instruments
The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. In addition, this new standard amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI and guidance on financial liabilities and derecognition of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the effect the standard will have on its consolidated financial statements. From a preliminary review of the Company’s financial instruments, the Company expects the accounting for its convertible senior subordinated notes will change. Under IFRS 9, the fair value change of the convertible senior subordinated notes relating to the change in the Company’s credit risk will now be recorded through other comprehensive income.
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months. Early adoption is permitted provided IFRS 15 has already been adopted or is applied from the same date. The Company is currently evaluating the effect the standard will have on its consolidated financial statements.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2017, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be additional key indicators of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	72,777	69,942	220,622	197,732
Inventory sales adjustment	52	2,073	3,650	4,910

Cash operating costs	72,829	72,015	224,272	202,642
Royalties and production taxes per consolidated financial statements	6,539	7,840	17,954	19,261

Total cash costs	79,368	79,855	242,226	221,903

Gold production (ounces)	129,288	146,686	383,472	409,772

Cash operating costs per ounce ($/ounce)	563	491	585	495

Total cash costs per ounce ($/ounce)	614	544	632	542

Otjikoto Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	23,391	15,830	60,292	43,126
Inventory sales adjustment	1,253	547	3,589	841

Cash operating costs	24,644	16,377	63,881	43,967
Royalties and production taxes	2,599	1,794	5,829	4,358

Total cash costs	27,243	18,171	69,710	48,325

Gold production (ounces)	55,151	47,564	139,088	119,439

Cash operating costs per ounce ($/ounce)	447	344	459	368

Total cash costs per ounce ($/ounce)	494	382	501	405
Masbate Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,147	24,416	78,725	69,047
Inventory sales adjustment	1,051	(2,207)	(203)	(129)

Cash operating costs	25,198	22,209	78,522	68,918
Royalties and production taxes	2,584	3,875	8,335	9,439

Total cash costs	27,782	26,084	86,857	78,357

Gold production (ounces)	46,557	47,676	149,049	157,591

Cash operating costs per ounce ($/ounce)	541	466	527	437

Total cash costs per ounce ($/ounce)	597	547	583	497

La Libertad Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,774	21,725	54,063	60,817
Inventory sales adjustment	(1,784)	2,024	(1,273)	3,226

Cash operating costs	12,990	23,749	52,790	64,043
Royalties and production taxes	437	1,002	1,760	2,561

Total cash costs	13,427	24,751	54,550	66,604

Gold production (ounces)	16,487	37,261	67,641	97,266

Cash operating costs per ounce ($/ounce)	788	637	780	658

Total cash costs per ounce ($/ounce)	814	664	806	685
El Limon Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,465	7,971	27,542	24,742
Inventory sales adjustment	(468)	1,709	1,537	972

Cash operating costs	9,997	9,680	29,079	25,714
Royalties and production taxes	919	1,169	2,030	2,903

Total cash costs	10,916	10,849	31,109	28,617

Gold production (ounces)	11,093	14,185	27,694	35,476

Cash operating costs per ounce ($/ounce)	901	682	1,050	725

Total cash costs per ounce ($/ounce)	984	765	1,123	807

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure.
The tables below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	72,777	69,942	220,622	197,732
Inventory sales adjustment	52	2,073	3,650	4,910

Cash operating costs	72,829	72,015	224,272	202,642
Royalties and production taxes per consolidated financial statements	6,539	7,840	17,954	19,261
Corporate administration per consolidated financial statements	8,485	8,137	25,229	23,799
Share-based payments – RSUs(1)	580	462	3,029	3,303
Community relations per consolidated financial statements	1,658	677	4,329	2,522
Reclamation liability accretion (2)	368	229	1,116	810
Realized losses (gains) on fuel derivative contracts	12	797	(743)	4,097
Sustaining capital expenditures(3)	25,873	8,011	72,292	47,024
Sustaining mine exploration(3)	2,748	4,776	7,875	10,200

Total all-in sustaining costs	119,092	102,944	355,353	313,658

Gold production (ounces)	129,288	146,686	383,472	409,772

All-in sustaining cost per ounce ($/ounce)	921	702	927	765
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka and Fekola.
(3) Refer to Sustaining Capital Expenditures and Sustaining Mine Exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	37,404	17,049	101,681	75,386
Otjikoto Mine non-sustaining capital expenditures	(5,082)	(5,139)	(5,710)	(14,582)
Masbate Mine non-sustaining capital expenditures	(2,134)	(3,586)	(9,583)	(13,305)
La Libertad Mine non-sustaining capital expenditures	(2,664)	(313)	(11,685)	(475)
El Limon Mine non-sustaining capital expenditures	(1,651)	—	(2,411)	—

Consolidated sustaining capital expenditures	25,873	8,011	72,292	47,024

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	5,414	4,776	14,352	10,200
Otjikoto Mine non-sustaining mine exploration	(320)	—	(682)	—
Masbate Mine non-sustaining mine exploration	(409)	—	(882)	—
La Libertad Mine non-sustaining mine exploration	(919)	—	(2,720)	—
El Limon Mine non-sustaining mine exploration	(1,018)	—	(2,193)	—

Consolidated sustaining mine exploration	2,748	4,776	7,875	10,200

Otjikoto Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	23,391	15,830	60,292	43,126
Inventory sales adjustment	1,253	547	3,589	841

Cash operating costs	24,644	16,377	63,881	43,967
Royalties and production taxes	2,599	1,794	5,829	4,358
Corporate administration	1,099	1,019	3,860	2,868
Share-based payments – RSUs(1)	4	36	42	181
Community relations	344	108	888	263
Reclamation liability accretion	86	47	265	168
Realized losses (gains) on fuel derivative contracts	52	78	(102)	558
Sustaining capital expenditures(2)	15,799	2,384	30,378	19,267
Sustaining mine exploration(2)	—	696	71	1,346

Total all-in sustaining costs	44,627	22,539	105,112	72,976

Gold production (ounces)	55,151	47,564	139,088	119,439

All-in sustaining cost per ounce ($/ounce)	809	474	756	611
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	20,881	7,523	36,088	33,849
Solar plant	(4,762)	—	(4,773)	—
Wolfshag underground feasibility study	(164)	—	(781)	—
Game farm	(156)	—	(156)	—
Prestripping	—	(5,139)	—	(14,582)

Sustaining capital expenditures	15,799	2,384	30,378	19,267

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	320	696	753	1,346
Otjikoto Mine regional exploration	(320)	—	(682)	—

Sustaining mine exploration	—	696	71	1,346

Masbate Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	24,147	24,416	78,725	69,047
Inventory sales adjustment	1,051	(2,207)	(203)	(129)

Cash operating costs	25,198	22,209	78,522	68,918
Royalties and production taxes	2,584	3,875	8,335	9,439
Corporate administration	796	1,355	2,533	2,824
Reclamation liability accretion	126	109	377	360
Realized (gains) losses on fuel derivative contracts	(50)	518	(480)	2,608
Sustaining capital expenditures(1)	3,980	1,325	26,897	8,956
Sustaining mine exploration(1)	760	1,590	3,097	3,268

Total all-in sustaining costs	33,394	30,981	119,281	96,373

Gold production (ounces)	46,557	47,676	149,049	157,591

All-in sustaining cost per ounce ($/ounce)	717	650	800	612
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	6,114	4,911	36,480	22,261
Plant upgrades	(99)	(2,817)	(3,070)	(12,536)
Prestripping	—	—	(1,270)	—
Land acquisitions	—	—	(829)	—
Powerhouse upgrade	(1,013)	(769)	(3,392)	(769)
Montana extension	(1,022)	—	(1,022)	—

Sustaining capital expenditures	3,980	1,325	26,897	8,956

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,169	1,590	3,979	3,268
Masbate Mine regional exploration	(409)	—	(882)	—

Sustaining mine exploration	760	1,590	3,097	3,268
La Libertad Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	14,774	21,725	54,063	60,817
Inventory sales adjustment	(1,784)	2,024	(1,273)	3,226

Cash operating costs	12,990	23,749	52,790	64,043
Royalties and production taxes	437	1,002	1,760	2,561
Corporate administration	802	720	2,566	3,043
Community relations	969	308	2,512	1,527
Reclamation liability accretion	87	32	262	124
Realized losses (gain) on fuel derivative contracts	10	201	(161)	931
Sustaining capital expenditures(1)	3,204	1,974	6,452	13,512
Sustaining mine exploration(1)	1,077	1,368	2,745	3,097

Total all-in sustaining costs	19,576	29,354	68,926	88,838

Gold production (ounces)	16,487	37,261	67,641	97,266

All-in sustaining cost per ounce ($/ounce)	1,187	788	1,019	913
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	5,868	2,287	18,137	13,987
Jabali underground development	(2,209)	(313)	(3,732)	(475)
San Juan underground development	—	—	(17)	—
Jabali Antenna resettlement and development	(170)	—	(407)	—
Land acquisitions	—	—	(2,783)	—
Tailings dam	(285)	—	(4,746)	—

Sustaining capital expenditures	3,204	1,974	6,452	13,512

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,996	1,368	5,465	3,097
Libertad Mine regional exploration	(919)	—	(2,720)	—

Sustaining mine exploration	1,077	1,368	2,745	3,097

El Limon Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	10,465	7,971	27,542	24,742
Inventory sales adjustment	(468)	1,709	1,537	972

Cash operating costs	9,997	9,680	29,079	25,714
Royalties and production taxes	919	1,169	2,030	2,903
Corporate administration	495	539	1,513	1,783
Community relations	345	261	929	732
Reclamation liability accretion	69	41	212	158
Sustaining capital expenditures(1)	2,890	2,328	8,565	5,289
Sustaining exploration(1)	911	1,122	1,962	2,489

Total all-in sustaining costs	15,626	15,140	44,290	39,068

Gold production (ounces)	11,093	14,185	27,694	35,476

All-in sustaining cost per ounce ($/ounce)	1,409	1,067	1,599	1,101
(1) Refer to Sustaining Capital Expenditures and Sustaining Exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,541	2,328	10,976	5,289
Open pit Limon North and Mercedes	(999)	—	(999)	—
Veta Nueva underground development	(486)	—	(1,001)	—
Ore tailings project	(166)	—	(411)	—

Sustaining capital expenditures	2,890	2,328	8,565	5,289

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,929	1,122	4,155	2,489
Limon Mine regional exploration	(1,018)	—	(2,193)	—

Sustaining mine exploration	911	1,122	1,962	2,489
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share - basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income (loss) adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share - basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income (loss) for the period	12,393	35,678	27,100	30,523
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	3,938	3,963	13,252	11,435
Write-down of mineral property interests	2,046	9,749	3,485	13,616
Gain on sale of Lynn Lake royalty	—	—	(6,593)	—
Unrealized (gains) losses on fair value of convertible notes	(8,046)	9,276	3,932	52,669
Unrealized (gains) losses on derivative instruments	(2,454)	(12,532)	16	(2,432)
Write-down of long-term investments	157	3	1,613	185
Deferred income tax expense (recovery)	5,853	2,480	3,290	(9,530)

Adjusted net income for the period	13,887	48,617	46,095	96,466

Basic weighted average number of common shares outstanding (in thousands)	978,680	948,305	975,246	935,276

Adjusted net earnings per share–basic ($/share)	0.01	0.05	0.05	0.10

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2017	2017	2017	2016	2016	2016	2016	2015

Gold revenue ($ in thousands)	154,109	164,322	146,256	181,189	193,049	164,803	144,252	139,008

Net income (loss) for the period ($ in thousands)	12,393	19,264	(4,557)	8,077	35,678	(11,806)	6,651	(115,085)

Earnings (loss) per share(1) – basic ($)	0.01	0.02	(0.01)	0.01	0.04	(0.01)	0.01	(0.13)

Earnings (loss) per share(1) – diluted ($)	0.00	0.02	(0.01)	0.00	0.04	(0.01)	0.01	(0.13)

Cash flows from operating activities ($ in thousands)	41,772	48,023	39,599	82,338	90,316	67,604	171,553	48,513

Gold sold (ounces)	121,597	131,737	119,937	151,524	145,029	130,829	120,899	127,482

Average realized gold price ($/ounce)	1,267	1,247	1,219	1,196	1,331	1,260	1,193	1,090

Gold produced (ounces)	129,288	121,448	132,736	140,651	146,686	135,242	127,844	131,469

Cash operating costs(2) ($/ounce gold)	563	631	564	546	491	494	499	527

Total cash costs(2) ($/ounce gold)	614	678	607	591	544	535	545	580

All-in sustaining costs(2) ($/ounce gold)	921	974	889	877	702	731	874	807

Adjusted net income(2) ($ in thousands)	13,887	12,851	19,357	2,506	48,617	28,977	18,872	1,640

Adjusted earnings per share(2) - basic ($)	0.01	0.01	0.02	0.00	0.05	0.03	0.02	0.00

(1)	Attributable to the shareholders of the Company.

(2)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue in 2017 has decreased from 2016 levels due to lower production levels in 2017 compared to 2016 as well as a decrease in the average realized gold price. Net income in the 2016 quarters also reflect the strong operating performance of the mines. The net loss in the second quarter of 2016 reflected a $37.4 million loss on change in the fair value of the convertible notes. The net loss in the fourth quarter of 2015 reflects the $108.0 million impairment charge relating to the Company’s El Limon and La Libertad mines and investment in Gramalote joint venture.
Quarterly cash flows provided by operating activities for the first and second quarter of 2017 included $15 million each in proceeds from the Company's Prepaid Sales transactions, while the first quarter of 2016 include $120 million in proceeds from the Company’s Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 reflect higher revenues and strong operational mine results in 2016.

OUTLOOK
In addition to another strong quarter of operating and financial results, B2Gold achieved a major milestone that is transformative for the Company, when it completed construction of the large Fekola Mine, in South West Mali, in late September 2017. Ore processing commenced on September 24, with the first gold poured on October 7. The mine is now in the commissioning stage, ramping up to full scale, commercial production. The ramp up has gone very well and the Company expects to achieve commercial production by the end of November, four months ahead of the original schedule and one month ahead of the revised schedule.
During ramp up, the mine and mill facilities have performed well, significantly beating budget for ore-grade mill throughput, gold recoveries and gold produced. Including the last few days of September and the full month of October, the Fekola Mine has produced 40,286 ounces of gold, beating the budgeted production of 15,100 ounces by 167% (or 25,186 ounces). The Company previously projected 50,000 to 55,000 ounces of gold production from Fekola, during the ramp up from October to year-end 2017. Based on the mine’s strong operating performance to date, the Company now expects to exceed the upper level of Fekola’s production guidance for the fourth quarter.
In 2018, the first full-year of Fekola production, the Company is projecting approximately 400,000 to 410,000 ounces of gold from the Fekola Mine with low projected cash operating costs and AISC of approximately $354 per ounce and $609 per ounce, respectively. This additional gold production for B2Gold increases projected consolidated 2018 production to between 925,000 to 975,000 ounces with consolidated projected cash operating costs and AISC of approximately $525 and $800 per ounce of gold respectively.
These impressive production levels and low costs will dramatically increase B2Gold’s production revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,275 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of approximately $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).
Looking forward the Company will remain focused on continuing its impressive performance from existing mines, while maintaining the priorities of safety, environmental management and efficient responsible mining. In addition, B2Gold will continue with its successful strategy of growing as a profitable gold producer through the exploration and development of existing projects, and the potential acquisition of accretive development stage projects, or producing mines.
For the foreseeable future, the Company’s strategy will be to focus on the Fekola Mine, ramp up to full production, aggressive exploration to determine the ultimate size of the Fekola Deposit, test other exploration targets in the Fekola area, and exploration and development studies at its other mines and identified targets. Positive results from the aggressive 2017 exploration drilling programs at Fekola will be released shortly.
OUTSTANDING SHARE DATA
At November 7, 2017, 979,290,900 common shares were outstanding. In addition, there were approximately 58.3 million stock options outstanding with exercise prices ranging between Cdn.$0.84 to Cdn.$4.05 per share and approximately 1.3 million RSUs outstanding.
CAUTION ON FORWARD-LOOKING INFORMATION
This Management’s Discussion and Analysis includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates, forecasts, expectations and other statements regarding future financial and operational performance, events, production, including consolidated and project-specific projections of gold production in 2017 and 2018, gold sales and revenue, costs, including projected consolidated cash operating costs and all-in sustaining costs, payments, capital expenditures, mobile equipment purchases, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows, growth, production estimates and guidance, LoM estimates, projected increases in annual production and cash flows and decreases of consolidated cash operating costs and all-in sustaining costs in 2018; the projections included in existing technical reports, economic analyses and feasibility studies; anticipated or potential new technical reports pre-feasibility and feasibility studies, including the potential findings and conclusions thereof; statements regarding anticipated exploration, development, construction, production, permitting, expenditures, budgets and other activities and achievements of the Company, including but not limited to: the expectation that increased production levels and low costs would increase production revenues, cash from operations and cash flow for many years; negotiations with the State of Mali and the potential outcomes thereof, including the ratification by the Mali National Assembly of the Shareholder’s Agreement and the final ownership of Fekola SA; timing of commercial production at the Fekola Mine and transition to steady-state operations; Fekola Mine being a low-cost producer and its anticipated effect on the Company’s gold production and per ounce costs; estimates, assumptions and forecasts included in the Fekola Mine’s new LoM plan; the potential expansion of the Fekola and the Fekola pit and the potential identification of additional resources and gold ounces there; the extent and timing of exploration at the Kiwi and Fekola Deeps zones and announcement of drilling results; potential to increase production, size of Wolfshag open pit and LoM at Otjikoto Mine including based on recently completed studies for Wolfshag and the updated resource model; potential for underground mining at Wolfshag; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; the final outcome of MICC’s recommendation to lift current ban on new open pit mining projects; the expected duration of mining of the Colorado Pit; development of San Juan, receipt of San Diego and Jabali Antenna Permits and the completion of resettlement activities at Jabali Antenna, conversion of underground resources to reserves at Mojon and Jabali and the potential to extend the LoM at La Libertad; development of the Mercedes South Pit at El Limon Mine and expected provision of open-pit source to complement underground operations; timing of completion of prefeasibility study on Gramalote; release of initial resource estimates for Toega and in-house evaluation to determine its potential as a standalone project; continued exploration at its mines and other identified targets; the delivery of ounces under the Prepaid Sales transactions; the potential increase in the RCF upon receipt of additional binding commitments and the intended use of proceeds therefrom; the adequacy of capital; and the anticipated effect of new IFRS standards on the Company’s consolidated financial statements. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this Management’s Discussion and Analysis that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.
Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to the Company’s Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.
CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral resource and reserve estimates included in this Management’s Discussion and Analysis and the documents referenced herein have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis and the documents referenced herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.
In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis and the documents referenced herein may not qualify as “reserves” under SEC standards.
In addition, this Management’s Discussion and Analysis and the documents referenced herein may use the terms “mineral resources”, ‘measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or, except in limited circumstances, other economic studies. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category or mineral resources or that mineral resources will be classified as mineral reserves. Investors are cautioned not to assume that any part of the reported “inferred mineral resources” in this Management’s Discussion and Analysis or the documents referenced herein is economically or legally mineable. For the above reasons, information contained or referenced in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates or that describes the results of feasibility or other studies is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.
QUALIFIED PERSONS
Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the disclosure of the information regarding the Anaconda mineral resource and Mr. Garagan and Peter Montano, Project Director, also a qualified person under NI 43-101, have approved the disclosure of all other scientific and technical information contained in this MD&A.